DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 21, 2007

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-21-2007

Re: Citigroup Inc.
Incoming letter dated December 21, 2006

Dear Ms. Dropkin:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to Citigroup by The Missionary Oblates of Mary Immaculate, the Sisters of Charity of St. Elizabeth, Maryknoll Sisters of St. Dominic, Inc., School Sisters of Notre Dame Cooperative Investment Fund, and School Sisters of Notre Dame of St. Louis. We also have received a letter on the proponents' behalf dated January 28, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

2006 DEC 27 AM 9:04

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2006

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by The Missionary Oblates of Mary Immaculate

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement (the "Proposal") submitted by The Missionary Oblates of Mary Immaculate (the "Proponent") and the Sisters of Charity of St. Elizabeth, Maryknoll Sisters of St. Dominic, Inc., School Sisters of Notre Dame Cooperative Investment Fund, and School Sisters of Notre Dame of St. Louis (the "Co-filers"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 17, 2007 (the "Proxy Materials"). Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rule 14a-8(i)(7) promulgated under the Exchange Act.

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent and Co-filers of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 13, 2007.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Seamus P. Finn, OMI
The Missionary Oblates of Mary Immaculate
Sisters of Charity of St. Elizabeth
Maryknoll Sisters of St. Dominic, Inc.
School Sisters of Notre Dame Cooperative Investment Fund
School Sisters of Notre Dame of St. Louis

Encls.

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to exclude the stockholder proposal and supporting statement (the "Proposal," a copy of which is annexed hereto as Exhibit A) submitted by The Missionary Oblates of Mary Immaculate (the "Proponent") and the Sisters of Charity of St. Elizabeth, Maryknoll Sisters of St. Dominic, Inc., School Sisters of Notre Dame Cooperative Investment Fund, and School Sisters of Notre Dame of St. Louis (the "Co-filers") for inclusion in its proxy statement and form of proxy (together, the "2007 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 17, 2007.

The Company believes that the Proposal may be excluded from the 2007 Proxy Materials pursuant Rule 14a-8(i)(7) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(7) provides that a proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT INFRINGES UPON MANAGEMENT'S BASIC FUNCTIONS OF (I) EVALUATING THE COSTS AND BENEFITS OF PRODUCING A REPORT PERTAINING TO EXTREMELY COMPLEX TAX AND ANTI-MONEY LAUNDERING ISSUES; AND (II) DISCLOSING THE COMPANY'S INFORMATION CONCERNING ITS CORPORATE AND INDIVIDUAL CLIENTS.

The Proposal states as follows: "That, the shareholders request that the Board of Directors to prepare a report for shareholders about the policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance."

The Proposal infringes upon management's core function of overseeing Citigroup's financial operations and business practices as they relate to the transactional relationship between the Company and its clients. Policies governing whether Citigroup will engage in any particular financial service for our clients are formulated and implemented in the ordinary course of the Company's business operations. Citigroup's Tax and Anti-Money Laundering policies are implemented through the application of rigorous procedures. The policies are far reaching in the Company and are imbedded within the corporate framework.

The Proposal, insofar as its implementation would mandate that the Citigroup Board of Directors make available to stockholders a report "on financial services for any corporate or individual clients that enables capital flight and results in tax avoidance" would infringe on certain of management's fundamental decision-making functions. These include determining whether to produce a report on these matters and the scope of supplemental financial information to be included in the report with respect to financial services provided to corporate or individual clients. Indeed, it would be inappropriate to make the requested disclosures for the transactions targeted by the Proposal because such reporting would breach Citigroup's duty to preserve client confidentiality by identifying the financial services provided to clients and terms of such transactions.

Exhibit A

Supporting a Fair and Just System of Taxation
Citigroup

WHEREAS:
The IRS says that the US loses as much as $100 billion a year from American taxpayers who avoid taxes through tax havens: $40 to $70 billion a year from individuals and $30 billion from corporations. (Permanent Subcommittee on Investigations: Aug 1, 2006);

In the same report the committee outlines how banks as well as investment companies, lawyers, and stockbrokers help clients avoid millions of dollars in taxes by setting up shell companies offshore;

A 2004 report by *Tax Notes* using US Commerce Department data found that US multinational corporations are increasingly attributing their profits to offshore jurisdictions; allocating, e.g., $150 billion in 2002 profits to 18 offshore jurisdictions, up from $88 billion just three years earlier, and therefore avoiding US taxes. (*Corporate Profits Are Moving Offshore*, by William Cate, September 2004);

The Price of Offshore, a study by the Tax Justice Network, based on data from Merrill Lynch / Cap Gemini's "World Wealth Report" and the Boston Consulting Group's "Global Wealth Report," estimates that 16.2 percent of the private wealth of North Americans ($1.6 trillion) is held offshore;

Half the wealth in Latin America ($.7 trillion), 40 percent of the wealth in the Middle East and Asia ($4.1 trillion), and an unknown amount in Africa, is held offshore, with the grand total of wealth offshore estimated at $11.5 trillion. "Developing countries could be missing out on tax revenues of at least US$50 billion a year; roughly equivalent to the global aid budget." (OXFAM, June 2000)

This capital flight results in lost tax revenue annually of about $255 billion, approximating the annual financing needs of the United Nations Millennium Development Goals;

In 2005 at the United Nations World Summit Outcome, the General Assembly "resolved to support efforts to reduce capital flight and measures to curb the illicit transfer of funds";

Financial intermediaries that knowingly encourage and facilitate that capital flight and tax avoidance abet corruption and undermine the ability of developed and developing countries to finance their state expenditures from just and equitable tax systems, result in reduced government programs and services and corrupt the integrity of tax systems because of increased non-compliance and unjust burden sharing;

In 2005 at the United Nations World Summit Outcome, the General Assembly "resolved to support efforts to reduce capital flight and measures to curb the illicit transfer of funds";

We believe that the corporation should take leadership in preventing tax avoidance and capital flight and should adopt policies that support this objective with respect to all corporations and clients;

We believe that such steps will enhance the corporation's public reputation; reduce possible damage to reputation; as well as forestall demands for possible additional government regulation;

BE IT RESOLVED that the shareholders request the Board of Directors to prepare a report for shareholders about the policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 28, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal Submitted to Citigroup, Inc..

Dear Sir/Madam:

I have been asked by The Missionary Oblates of Mary Immaculate, the Sisters of Charity of Saint Elizabeth, the Maryknoll Sisters of St. Dominic, Inc., the School Sisters of Notre Dame Cooperative Investment Fund and the School Sisters of Notre Dame of St. Louis (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Citigroup, Inc. (hereinafter referred to either as "Citi" or the "Company"), and who have jointly submitted a shareholder proposal to Citi, to respond to the letter dated December 21, 2006, sent to the Securities & Exchange Commission by the Company, in which Citi contends that the Proponents' shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Citi's year 2007 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests Citi to report on its policies that safeguard against capital flight and resulting tax avoidance by its clients.

BACKGROUND

One of the better introductions to capital flight can be found in the International Monetary Fund's Working Paper WP/05/199 entitled "Robbing the Riches: Capital Flight, Institutions, and Instability" by V. Cerra, M. Rishi and S. Saxens (October, 2005) and available on the IMF's web site.

The clear connection between capital flight and the inability of developing nations to mitigate poverty is made clear in the opening paragraphs of the "Introduction" to the paper (page 3):

> In June 2005, finance ministers of the Group of Eight (G-8) industrial countries agreed to cancel at least $40 billion in debt owed by the world's poorest nations. Under the G-8 proposal, 18 nations as a group will be spared $1 billion to $2 billion per year in debt service for loans from lenders such as the World Bank, the IMF, and the African Development Bank. The G-8 ministers indicated that 20 other countries could be eligible for debt relief if they meet targets for good governance and tackling corruption. The group also pledged to double aid to Africa and envisaged $50 billion in additional aid by 2010, with half of the increase going to Africa.
>
> Debt relief and foreign aid are intended to allow poor countries to use domestic resources to exit from poverty rather than forcing domestic savings to flow out of the country to service debt. Sachs et al. (2004) argue that poor nations, especially in Africa, are caught in the coils of a poverty trap characterized by high transport costs, low agricultural productivity, high disease burdens, unfavorable geopolitical factors, and the slow diffusion of technology from abroad. These factors in turn engender low savings rates and a level of capital that is below the threshold level required for industrialization. The poverty trap is further exacerbated by high rates of population growth from the rural poor who view children as an economic asset. According to Sachs et al. (2004), low capital thresholds, savings traps, and demographic traps all interact to produce a vicious cycle that keeps poor countries continually mired in poverty. If this perspective is correct, both foreign and domestic savings may be required to achieve the Millennium Development Goals of reducing global poverty by half by 2015. In Sachs's view, an end to poverty is only possible with increased aid packages from rich donor nations.
>
> However, many poor countries, including some targeted by the debt relief initiative, are losing more resources through capital flight than through debt

servicing. For instance, Boyce and Ndikumana (2001) estimate that Africa is a net creditor to the rest of the world in the sense that private assets held abroad as measured by accumulated capital flight exceed the total stock of external debt. Therefore, the efforts of the donor community to increase savings in developing countries may be ineffective if capital flight results in a loss of scarce domestic savings. On one hand, if poor countries are to benefit from debt relief initiatives then it is vital that capital flight does not compromise any salutary benefits stemming from such initiatives. On the other hand, the debt relief initiative itself may be leveraged if such relief is associated with lower capital flight

Similarly, the social costs of capital flight in developing nations are described in "Capital Flight and Capital Controls in Developing Countries", G. Epstein, editor (and author of Chapter one) (available on web site of the University of Massachusetts Political Economy Research Institute), an excerpt from chapter one of which (pages 5-6) follows:

Social Costs

Capital flight has been both sizeable and costly in many developing countries in recent decades. The estimates in our case studies suggest that capital flight has ranged from less than 1 percent of GDP in Iran to over 60 percent GDP in Kuwait, for example. Capital flight can be costly where capital or foreign exchange is scarce, as is often the case in developing countries. The loss of scarce capital and foreign exchange potentially leads to a loss of investment in countries that are in great need of more infrastructure, plant and equipment, and human capital. Since capital is likely to be more scarce in developing countries than in developed ones, social returns to investment in many developing countries are likely to be higher at home than abroad.

In poor countries, the marginal social benefits of investment are likely to be considerably higher than the private benefits, at least in those cases where the economy functions reasonably well. On the other hand, if wealth holders take capital abroad, then presumably they have calculated that the private returns are higher abroad. This divergence between social and private returns will be especially significant where capital flight accompanies increases in foreign borrowing. In that case the society is incurring foreign debt not to increase domestic investment which could create jobs and raise productivity at home, but, rather, to enrich people abroad. As Boyce and Ndikumana show (see Chapter 13) in these cases, and often at the behest of the IMF, paying foreign debt service will likely involve cuts in social spending or increases in taxes on the poor to make up for the scarce foreign exchange that is fleeing through capital flight. This can have serious social costs in terms of forgone consumption, and social investment by those who are most needy or most productive.

As this last example suggests, the efficiency costs of capital flight are likely to be accompanied by other costs. As our definition of capital flight suggests, capital flight is often fleeing perceived increases in taxation, or increased control over private wealth. Thus, capital flight is likely to have negative impacts on equality, with wealthy citizens escaping higher taxation, or lower after tax returns at home, while poorer citizens face higher taxation and cuts in social services. In addition, if capital flight contributes to financial crises, it can impose further costs in the form of unemployment and slower economic growth. Like the costs of capital flight itself, these crises often impose disproportionately high costs on the poorer members of society. With capital flight induced financial crises, then, capital flight imposes a double whammy on the poor (Jayadev and Lee, Chapter 2). Moreover, among the poor, it is often the most vulnerable – often women and children – who bear the greatest burden.

It is thus apparent that capital flight can have a major adverse influence in fighting poverty in developing nations and we take note of the fact that capital flight cannot occur without the direct participation of the international banking community, of which the Company is an important player. The Proponents' shareholder proposal therefore requests that the Company report on its policies that safeguard against capital flight.

In addition, the Proponents' shareholder proposal requests a report on the Company's policies that safeguard against tax evasion resulting from capital flight. In this case, as can be seen from the following, the deleterious effect of capital flight affects the highly developed nations, such as the United States, as well as developing nations. In this connection, we call the Staff's attention to the first four paragraphs of the Proponents' WHEREAS Clause, as well as the following.

The August 1, 2006 report of the United Sates Senate Permanent Committee on Investigations of the Committee on Homeland Security and Governmental Affairs, under the chairmanship of Sen. Coleman (R. MN), mentioned in the first WHEREAS Clause, made the following findings (page 9):

> 4. **Offshore Tax Haven Abuses**. U.S. persons, with the assistance of lawyers, brokers, *bankers*, offshore service providers, and others, are using offshore trusts and shell corporations in offshore tax havens to circumvent U.S. tax, securities, and anti-money laundering requirements. [Emphasis supplied.]
>
> 5. **Anti-Money Laundering Abuses**. U.S. financial institutions have failed to identify the beneficial owners of offshore trusts and corporations that opened U.S. securities accounts, and have accepted W-8 forms in which offshore entities represented that they beneficially owned the account assets, even when the financial institutions knew the offshore entities were being directed by or were closely associated with U.S. taxpayers.

In addition, it is instructive to note the findings made by the United States Senate Permanent Subcommittee on Investigations of the Committee on Governmental Affairs (S Report 54, April 13, 2005), under the chairmanship of Sen. Susan Collins (R. ME), in connection with its investigation of illegal tax shelters run by KMPG and others. The Committee findings included, *inter alia*, the following:

> 13) Deutsche Bank, HVB Bank, and UBS Bank provided billions of dollars in lending critical to transactions which the banks knew were tax motivated, involved little or no credit risk, and facilitated potentially abusive or illegal tax shelters known as FLIP, OPIS, and BLIPS.
>
> (14) First Union National Bank promoted to its clients generic tax products which had been designed by others, including potentially abusive or illegal tax shelters known as FLIP, BLIPS, and BOSS, by introducing and explaining these products to its clients, providing sample opinion letters, and introducing its clients to the promoters of the tax products, in return for substantial fees.

It is thus apparent that tax evasion via offshore havens is a major problem that if solved would halve the budget deficit of the Federal government. It is also apparent that much of that evasion could not occur without the assistance of the international financial community, of which the Company is an important player. The Proponents' shareholder proposal therefore requests that the Company report on its policies that safeguard against tax avoidance.

RULE 14a-8(i)(7)

Unlike the proposal that was the subject of the no-action letter in *Citicorp* (January 8, 1997), the Proponents' shareholder proposal does not deal with illegal transfers. To the contrary, the Proponents' shareholder proposal does not allege that the Company is engaged in illegal activities, but rather requests a report on what it is doing to prevent it from being used to achieve reprehensible, albeit legal, ends.

Unlike no-action letters where the registrant had no role in the underlying activity that was the subject of the proposal, in the instant case banks are directly involved in capital flight since they are involved in international money and securities transfers and directly involved in facilitating tax avoidance via those activities as well as asset management. (See findings 4 and 5 of the August 1, 2006 Senate Report and findings 13 and 14 of the April 13, 2005 Senate Report, each quoted in the prior section of this letter.) Thus, banks are primary actors in capital flight and tax avoidance and we believe that the Reports of the United States Senate confirm that view.

In short, it is clear not only that the issues of money laundering and tax avoidance are important social policy issues, thereby taking them out of the realm of ordinary business, but also that those social policy issues are ones that are directly implicated by the banking activities.

CORRECTION OF TYPOGRAPHICAL ERROR

We note that paragraph 9 of the WHEREAS Clause is a repetition of paragraph 7 of the WHEREAS Clause. I am authorized to, and, by copy of this letter sent to the Company, do hereby, amend the Proponents' shareholder proposal by deleting paragraph 9 of the WHEREAS Clause.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Shelly J. Dropkin, Esq.
Seamus Finn, OMI
Dan Rosan
Fr. Mike Hoolahan

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 21, 2006

The proposal requests the board prepare a report about the policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7), as relating to Citigroup's ordinary business operations (i.e., sale of particular services). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Amanda McManus
Attorney-Adviser